

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

January 14, 2016

Jack Jiajia Huang
Chief Executive Officer
China Online Education Group
6th Floor Deshi Building North
Shangdi Street, Haidian District, Beijing 100085
People's Republic of China

> **Re:** **China Online Education Group**
> **Draft Registration Statement on Form F-1**
> **Submitted December 21, 2015**
> **CIK No. 0001659494**

Dear Mr. Huang:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. As soon as practicable, please furnish us with a statement as to whether the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from FINRA informing us that FINRA has no additional concerns.

2.    Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, presented to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.    We note references to third-party market data throughout the prospectus, including references to the report you commissioned from Frost & Sullivan. Please provide us with copies of any materials that support third-party statements, clearly cross-referencing a statement with the underlying factual support. Confirm to us whether any of these documents are publicly available. To the extent any other reports other than the Survey have been prepared specifically for this filing, file consents from those sources as well.

Summary

Corporate History and Structure, page 5

4.    For clarification, please include a fuller statement of the assets and operations that Dasheng Zhixing directly controls and operates.

Summary Operating Data, page 13

5.    Please clarify here and throughout the definitions of "active students" and "paying students." It appears that active students have "booked at least one paid lesson" while paying students are defined as having "purchased a course package." You refer to both your pre-paid and membership payment plans as packages. It is unclear if the number of active students includes those paying students who have purchased a course package and have additionally booked at least one paid lesson. Please also clarify if "active students" includes students who have attended at least one paid lesson.

Corporate History and Structure, page 66

6.    We note your statement that, pursuant to the October 2014 reorganization, "we transferred the bulk of our business operations in Philippines Co I to Philippines Co II, and we began to enter into employment agreements with new full-time employees in the Philippines using Philippines Co II." Please fully describe which specific "business operations" were transferred to Philippines Co II. Disclose which specific assets remain with Philippines Co I, including any licenses, etc. Please also discuss which operations currently are located within Philippines Co I and within Philippines Co II.

7.    Disclose the purpose of the Philippines Co I entity.

8.      We note your disclosure that you "plan to transfer all the remaining business operations and assets of Philippines Co I to [a] new subsidiary" also based in the Philippines. Please clarify if this new subsidiary has already been established and please describe what operations and assets will be transferred to the new subsidiary. Update your corporate structure diagrams to reflect this future subsidiary.

9.      For clarity of disclosure, please also summarize the anticipated scope and terms of contractual arrangements, if any, between and amongst your to-be-established subsidiary in the Philippines and China Online Education, Dasheng Zhixing, et. al.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 75

10.     We note your disclosure on page 19 that you have observed an increase in student forfeiture rate historically. Please address this issue in MD&A including the trend information and its impact on your business, financial condition, results of operations and reputation, as material.

Business

Sales Process, page 117

11.     We note that you provide free trial lessons to prospective students. It also appears that DuoShuoYingYu is your free mobile app that "engages users who may not have purchased our course packages…" Please clarify if students who have taken your free trial lessons through DuoShuoYingYu or elsewhere can be included within your "active students" number.

Consolidated Financial Statements, page F-1

12.     Please update your financial statements and corresponding financial information included throughout the filing to comply with Item 8.A.4 of the Form 20-F. Refer to Instruction 2 of Item 8.A.4 of the Form 20-F. Alternatively, please submit a formal waiver request to the Division of Corporation Finance´s Office of Chief Accountant.

You may contact Jamie Kessel, Staff Accountant, at (202) 551-3727 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications